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                                                   Filed by: Corvis Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934

                                         Subject Company: Dorsal Networks, Inc.
                                                  Exchange Act File No. 0-12751

            Corvis Corporation Announces Agreement to Acquire Dorsal Networks

         Significantly Expands Addressable Undersea Market Opportunities

COLUMBIA, MD--January 29, 2002--Corvis Corporation (NASDAQ: CORV), a leading provider of intelligent optical networking solutions, today announced that it has signed a definitive merger agreement to acquire Dorsal Networks, a privately-held provider of next-generation transoceanic and regional undersea optical network solutions.

Corvis will acquire Dorsal in a stock transaction for approximately 40 million shares of Corvis common stock, valued at approximately $90 million based on the closing price of $2.26 for Corvis stock on January 28, 2002. This excludes the approximate three percent stake in Dorsal that Corvis already acquired through a previous agreement. Additionally, all outstanding options and shares of Dorsal held by employees will be exchanged for options and shares in Corvis.

This acquisition nearly doubles Corvis' market opportunity. According to RHK, a leading industry market research and consulting firm, the market for undersea transport equipment is expected to be $6.0 billion in 2002.

Leading telecommunications carriers increasingly operate on a global scale. Dorsal's next-generation transoceanic and regional undersea network solutions complement Corvis' leading edge terrestrial dense wave-division multiplexing
(DWDM) transmission equipment, optical switching products and its unrepeatered festoon systems. By delivering integrated terrestrial and undersea networking solutions, Corvis is now positioned to meet carriers' needs for a single open platform for global backbone networks.

"Through this acquisition, Corvis will bring compelling solutions to a market that is looking for alternatives," said Dr. Terry Unter, Corvis chief operating officer. "We will deliver optical backbone solutions that maximize network efficiencies regardless of where continents and oceans begin and end."

Dorsal complements Corvis' value proposition by offering next-generation network solutions that fundamentally change the economics of deploying undersea bandwidth. Dorsal's solutions significantly increase system capacity, deliver the industry's lowest cost-per-bit and require only a fraction of the footprint currently required by competitive offerings.

"Dorsal is well positioned, among a small number of competitors, to take advantage of new undersea network opportunities," said Jim Bannantine, Dorsal president and chief executive

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officer. "By combining with Corvis, with its proven track record of delivering large scale backbone networks, we will have the critical customer support and manufacturing resources to address this large market opportunity."

Dr. Unter added, "Dorsal's management team brings extensive experience in this market. Their proven track record in designing and deploying global undersea networks will allow us to integrate our businesses and capture market share rapidly."

The terms of the agreement have been unanimously approved by a special committee of the Board of Directors of Corvis and the Board of Directors of Dorsal. Dr. David Huber, chairman and chief executive officer of Corvis Corporation, who is also a shareholder and the Chairman of the Board of Dorsal, did not participate on the committee. Dr. Huber has agreed to vote his shares in favor of the proposed transaction.

In connection with the transaction, Corvis Corporation was advised by and received a fairness opinion from CIBC World Markets Corp. In addition, Houlihan Lokey Howard & Zukin rendered a fairness opinion to a special committee of Corvis' Board of Directors. Dorsal Networks was advised by Credit Suisse First Boston.

Corvis' acquisition of Dorsal is expected to be completed in the second quarter of 2002. Closing of the acquisition is subject to standard closing conditions including Hart Scott Rodino and other customary closing conditions and the approval of both Corvis and Dorsal shareholders.

Simultaneous Webcast and Teleconference Replay

Corvis will host a teleconference at 5:30 p.m. Eastern Time on Tuesday, January 29, to discuss this acquisition. Internet users can hear a simultaneous live webcast and view the associated presentation at www.corvis.com. An archived audio of the conference call will also be available for replay purposes through the Corvis website.

Other Important Information for Shareholders

We anticipate filing a Registration Statement on Form S-4 relating to the proposed merger. When we do file that document, a Proxy Statement soliciting the votes of Corvis' stockholders relating to the merger will be included in the Registration Statement as a prospectus. You should read these documents when they become available because they will contain important information about the proposed transaction. Corvis, Dorsal, their respective directors, and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Corvis' and Dorsal's directors and executive officers, including their direct or indirect interests in the proposed transaction arising from their securities holdings, employment agreements, and other matters will be found in the documents filed or to be filed with the SEC. You can obtain the Registration Statement and Proxy Statement/Prospectus, and other documents that are filed with the SEC, for free when they are available on the SEC's web site at www.sec.gov. Also, if you write us or call us, we will send you these documents when they are available. You can call us at 443-259-4600, email us at investorinformation@corvis.com, or write to us at: Investor Relations Department, 7063 Gateway Drive, Columbia, Maryland, 21046.


About Dorsal
------------

Dorsal Networks is a supplier of turnkey undersea optical communications systems for the global telecommunications services industry. Dorsal's technology developments offer carriers significant performance advantages that significantly lower both capital and operational costs. Dorsal's leadership team includes veterans of the undersea systems business with experience in the development, manufacturing, global deployment, and maintenance of undersea optical networks. For more information about Dorsal Networks, please visit the company's Web site at www.dorsalnetworks.com.
                      ----------------------

About Corvis
------------

From point-to-point links to all-optical networks, Corvis Corporation delivers innovative optical network solutions that drive carrier profitability faster than any other vendor. Corvis continues to demonstrate optical leadership with numerous industry firsts, including the first and only commercial all-optical network and integrated all-optical switches, the first to transmit over 6000 km without costly electronic regeneration and first to deploy Raman amplification commercially. Corvis' innovative solutions enable carriers to provision new wavelength-based services rapidly

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and to tailor dynamic service level agreements for rapid revenue generation.
Corvis' future-ready product portfolio solves carrier network challenges with scalable, robust solutions that reduce capital and operating expenditures. With offices across North America and Europe, Corvis operates Research and Development centers of excellence at its global headquarters in Columbia, Maryland, and in Lannion, France. For more information, call Corvis at
(443)259-4000 or visit www.corvis.com.

Corvis and the Corvis logo are trademarks and/or service marks of the Corvis Corporation. All other trademarks are the property of their respective owners.

Note: This announcement contains certain forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's filings with the Securities and Exchange Commission.

Corvis Contact:                                 Corvis Contact:

Investor Relations                              Public Relations
Andrew G. Backman                               Keira N. Shein
(443) 259-4600                                  (443) 259-4006
Fax: (301) 310-3134                             Fax: (443) 259-4798
investorinformation@Corvis.com                  pr@corvis.com